EXHIBIT 4.03

2010 AEGON N.V. LTIC Plan Rules for Executive Board, Management Board, Senior Management and Other Managers

1             Introduction and purpose

1.1          The LTIC Plan is a long-term incentive plan for eligible employees of the Company and its Subsidiaries as referred to in the Remuneration Policy. The LTIC Plan is intended to provide variable compensation in the form of Shares to Executive Board members, Management Board members, Senior Managers and Other Managers to strengthen the Participants’ commitment to the Company’s long-term objectives, as further set out in the Remuneration Policy or any other arrangements applicable to Participants that provide for long-term incentive in the form of Shares.

1.2          These LTIC Plan Rules are subject to the terms and conditions of the Remuneration Policy, including but not limited to the provisions regarding maximum long term incentive compensation in relation to total compensation.

1.3          In the event of any discrepancies or inconsistencies between these LTIC Plan Rules and the Remuneration Policy, the latter shall prevail.

2             Definitions

2.1          In these LTIC Plan Rules, unless the context otherwise requires, the following words and expressions shall have the following meaning:

AEGON or the Company:	AEGON N.V., a public limited liability company incorporated under Dutch law and having its statutory seat at AEGONplein 50, 2591 TV, The Hague, The Netherlands;

AEGON Group:	AEGON N.V. and its Subsidiaries;

Business Day:	any day on which the NYSE Euronext stock exchange in Amsterdam, the Netherlands (or its successor) is open for business;

Change of Control:	a transaction or series of transactions or the conclusion of an agreement, that either alone or taken together may result in an outside party obtaining Control of the Company;

Committee:	the Compensation Committee of the Supervisory Board;

Control:

means (i) the possession, directly or indirectly, of the majority of the outstanding shares in the capital of the Company, or (ii) the ability, directly or indirectly, to vote on the majority of the outstanding shares in the capital of the Company or (iii) the ability, directly or indirectly, to appoint the majority of the members of the Executive Board and/or the Supervisory Board;

Designee:	means the corporate body as determined by the Supervisory Board to be its designee in (a) certain event(s) or circumstance(s);

Executive Board:	the Executive Board of the Company;

Good Leaver:

means a Participant whose employment with the Company or a Subsidiary is terminated for reasons not relating to conduct or performance reasons and who meets the conditions set out in clause 3.4 of these LTIC Plan Rules;

Grant(s):	the conditional grant of Shares to a Participant in relation to a Plan Year, as set out in clause 3 of these LTIC Plan Rules;

Grant Date:	the date of the Grant;

Grant Price:	means the average Share price on the NYSE Euronext stock exchange in Amsterdam, the Netherlands during the period 15 December preceding a Plan Year and 15 January of a Plan Year;

LTIC Plan Rules:	these LTIC Plan Rules for Executive Board members, Management Board members, Senior Managers and Other Managers, as may be amended from time to time by the Supervisory Board or its Designee;

Management Board:	the Management Board of the Company;

Other Managers:	the other managers as designated as such in accordance with clause 3.1 of these LTIC Plan Rules;

Participant:

an employee (or a local equivalent position thereof) of the Company or a Subsidiary who received a personal letter from the Supervisory Board, the Executive Board or the remuneration committee of the Subsidiary, as the case may be, which indicates that he/she was made eligible for these Plan Rules;

Performance Indicators:	the performance indicators as condition to the Vesting of any Shares referred to in clause 4 of these LTIC Plan Rules;

Plan Year:

any financial year during which these LTIC Plan Rules are in place. In the event these LTIC Plan Rules are terminated prior to the end of a financial year, the expression ‘Plan Year’ shall refer to the period between January 1 and the date of termination;

Remuneration Policy:	the AEGON N.V. Executive Board Remuneration Policy, or any other remuneration policy applicable to the Participants;

Sale	a sale of all or substantially all the shares in the capital of the Company or all or substantially all of the assets of the Company and its subsidiaries;

Senior Managers:	the senior managers as designated as such in accordance with clause 3.1 of these LTIC Plan Rules;

Shares:	a common share in the capital of the Company, with a nominal value of EUR 0.12 (twelve eurocent);

Subsidiary:	a direct or indirect subsidiary of the Company determined as such by the Executive Board for the purpose of these LTIC Plan Rules;

Supervisory Board:	the Supervisory Board of the Company;

System:	an internet application made available by AEGON which facilitates a Participant with transactions regarding the Shares or any other system designated by the Executive Board for such purpose[1];

Vest(ing):	the occasion upon which a Participant is transferred the unconditional legal ownership of the initially conditionally granted Shares, as set out in clause 5 of these LTIC Plan Rules; and

Vesting Date:	the date which is three (3) years after the Grant Date, and on which date the Shares will Vest.

2.2          Words or expressions used in these LTIC Plan Rules shall, where appropriate, be interpreted as follows:

2.2.1       All references to the masculine gender include the feminine and vice versa;

2.2.2       All references to singular include the plural and vice versa if the context so requires;

2.2.3       All headings and sub-headings are for ease of reference only, and shall not affect the interpretation of any clauses of these LTIC Plan Rules;

2.2.4       All references to any enactment or terms under Dutch law shall be extended to other applicable laws or terms of any other country, or region of a country;

2.2.5       All references to tax and/or social security contributions and/or withholding taxes include any tax, social security contribution or withholding tax that is levied or withheld in the Netherlands or any other applicable jurisdiction.

3             Grants

3.1          Employees of AEGON Group may become eligible as Participants and to receive Shares under these LTIC Plan Rules upon nomination:

3.1.1       by the Supervisory Board for Participants that are members of the Executive Board;

3.1.2       by the Executive Board for Participants that are members of the Management Board and Senior Managers;

3.1.3       by the remuneration committee of the Subsidiary with the approval of the Executive Board for Participants that are Other Managers.

3.2          The corporate bodies referred to in clause 3.1 of these LTIC Plan Rules may grant Participants a number of Shares based on a target percentage of base salary as of January 1 of the Plan Year of the Grant divided by the Grant Price, in accordance with the target level of the long-term incentive compensation of each Participant at the beginning of the Plan Year in accordance with the Remuneration Policy. The number of Shares shall be calculated according to the Grant Price of one Share and shall be rounded down to the nearest share.

1              Currently UBS EquatePlus

3.3          The Shares shall be granted under the conditions precedent (i) that the Participant will remain employed within the AEGON Group uninterruptedly for the three years period until the Vesting Date and (ii) that the Performance Indicators are achieved, as further set out in clause 4 of these LTIC Plan Rules.

3.4          The employment of the Participant is considered continued uninterruptedly in the case where the Participant’s employment is terminated due to long term ill health, disability, (early) retirement, death or reduction of work force or redundancy of the job or position of the Participant by the Subsidiary without cause by the Participant, during the period until the Vesting Date and such Participant is considered to be a “Good Leaver”. Long term ill health, disability and (early) retirement shall have the meaning as defined under the applicable rules and regulations within AEGON, or in the absence thereof, as determined under the applicable local laws and regulations2. In case of any unclarity on whether the Participant qualifies as a Good Leaver, the corporate body referred to under clause 3.1 of these LTIC Plan Rules or the Management Board in its sole discretion will decide.

3.5          In the event of termination of employment of a Good Leaver during a Plan year of the Grant, in principle, the number of conditionally granted Shares that shall Vest shall be pro-rated to reflect the period of active service from the Grant Date until the termination of employment, subject to the final approval of the corporate body referred to under clause 3.1 of these LTIC Plan Rules.

3.6          The Grant Date will be on 1 May of each Plan Year.

4             Performance Indicators

4.1          The Vesting of Shares to Participants is conditional on the achievement of the Performance Indicators as established by the Supervisory Board or the remuneration committee of the Subsidiaries.

4.2          The Performance Indicators applicable to a Plan Year shall be based on financial and non-financial targets for a period of three years and shall be established in accordance with the Remuneration Policy and be notified to the Participants.

4.3          At the end of the three-year period, the Company shall assess the actual performance against the target of each Performance Indicator. The (number of) Shares that will Vest depends on the actual performance as follows:

4.3.1       The Shares will only Vest if the Performance Indicators have been achieved at the ‘threshold’ percentage level indicated for each Performance Indicator, in which case a percentage of the conditionally granted Shares will Vest;

4.3.2       If the Performance Indicators are achieved between the ‘threshold’ percentage and the ‘at target’ percentage level, a percentage of the conditionally granted Shares will Vest;

4.3.3       If the Performance Indicators are achieved above the ‘at target’ level, an additional number of Shares will Vest, but up to the ‘maximum’ percentage level of the conditionally granted Shares in total;

4.3.4       No Shares will Vest if the aggregate of the Performance Indicators have not been achieved at the overall threshold percentage.

The ‘threshold’ percentage level, the ‘at target’ percentage level, the percentage of conditionally granted Shares that will Vest and the ‘maximum’ percentage level for each Participant are set out in the applicable Remuneration Policy or Plan Rules.

5             Vesting and termination

5.1          The Shares conditionally granted in accordance with clause 3 of these LTIC Plan Rules and the number of Shares that will Vest in accordance with clause 4.3 of these LTIC Plan Rules, will become unconditional at the Vesting Date, if and to the extent the Performance Indicators are achieved as set out in clause 4 of these LTIC Plan Rules.

2                                In case of the USA, such terms are defined as follows: long term ill health means disability and disability is defined in the AEGON USA, LLC Long Term Disability Plan; (early) retirement is defined as eligible to retire in the AEGON USA Companies Defined Benefit Plan; reduction of work force and redundancy of the job or position is defined as “Layoffs, Reorganizations, Sales of Assets and Closedown of Business Unit” in the the AEGON Companies Separation Pay Plan.

5.2          Except as set forth in clauses 3.4 and 3.5, the Shares conditionally granted will become null and void on the date that the employment of the Participant is terminated prior to the Vesting Date. In such case the Shares conditionally granted to such Participant shall not Vest.

5.3          In connection with any actual or potential Sale or Change of Control or a transaction concerning the sale of a Subsidiary or business unit within AEGON Group, the Supervisory Board will take all such actions hereunder as it may determine to be necessary or appropriate to treat Participants equitably hereunder, at the discretion of the Supervisory Board or its Designee, including without limitation the modification or waiver of applicable Performance Indicators, and whether to establish or fund another arrangement intended for long-term incentives. The Supervisory Board, in its sole discretion, may direct the Management Board or the management board of the relevant country unit or regional division to determine whether any further action may be necessary in the event of a Sale or Change of Control of a Subsidiary or business unit.

6             Administration, delivery and transfer of the Shares

6.1          At the Grant Date and until the Vesting Date, the conditionally granted Shares shall be administered by the Company until Vesting.

6.2          Transfer of ownership of the Shares and delivery of the Shares to the Participants shall take place on the Vesting Date.

6.3          At the Vesting Date the Shares, less any Shares which shall be sold and settled to pay for any applicable taxes social security premiums and possible other deductions by the government due in connection with the Vesting (unless the Participant indicates that he/she prefers that such shares shall not be sold and settled, as set out in clause 6.4 of these LTIC Plan Rules), shall be transferred into a current account of the Participant held at the System. For Participants who are members of the Executive Board or the Management Board, the Shares will not be transferred into a current account of the System but in the shareholders register of the Company.

6.4          If a Participant prefers not to sell any Shares in connection with any applicable taxes, social security premiums and possible other deductions by the government due in connection with the Vesting, such Participant should notify the Compliance Officer of such preference in writing during any period which is not a black-out period as referred to in clause 8.2 of these LTIC Plan Rules. The Participant acknowledges that he/she should have sufficient funds available at the Vesting Date to pay any taxes due.

6.5          Upon transfer and delivery, the Shares and any transactions regarding the Shares will be at the risk and for the account of the Participant.

6.6          Participants who are members of the Executive Board and the Management Board will not be entitled to execute any transactions regarding the Shares for a period of two (2) years following the Vesting Date, except as provided in clause 8.3 of these LTIC Plan Rules. After this period of two years, the Participant will be entitled to exercise its rights relating to the Shares as provided for in these Plan Rules. For the avoidance of any doubt, this provision will not be affected if the employment of a member of the Executive Board or a member of the Management Board is terminated during this two-year period for whatever reason.

7             Transactions regarding the Shares

7.1          Transactions regarding the Shares can be executed only by submitting an order in the System. Transactions regarding the Shares can be executed on Business Days only. If it is not possible to exercise on the indicated day (for any reason), the exercise will take place on the first Business Day on which exercising the order will be possible, such at the risk of the Participant.

7.2          When the Participant has filed an order to sell the Shares, the Company will calculate the value of the Shares sold by multiplying the number of Shares sold with the price of the Shares on the NYSE Euronext stock exchange in

Amsterdam, The Netherlands at the moment the order as referred to in clause 7.1 of these LTIC Plan Rules has been processed in the System.

7.3          For Participants who are member of the Executive Board or the Management Board, the provisions of clauses 7.1 and 7.2 of these LTIC Plan Rules do not apply. Alternatively, transactions regarding the Shares can be executed by filing a request with the Company’s secretary.

7.4          The Company or the Subsidiary shall pay the value of the Shares as calculated in accordance with clause 7.2 of these LTIC Plan Rules as soon as possible after the order has been processed. The Company or the Subsidiary shall be entitled to withhold any (trade)costs, taxes (or other amounts to be deducted) due on the value of the Share after exercise and the remaining amount shall be remitted to the Participant. The Participant hereby accepts the tax consequences of any transactions regarding the Shares. In case of late payment neither the Company nor a Subsidiary will have the obligation to compensate interest to the Participant.

7.5          Upon the termination of employment of a Participant with the Company or a Subsidiary (excluding Participants that are members of the Executive Board or the Management Board), the Shares that have Vested and are held at the current account with the System shall, at the option of the Participant (or the legal personal representative of the deceased Participant), (i) be transferred into another current account as designated by the Participant to the Company as soon as possible or (ii) be sold at the date of termination of employment or as soon as possible thereafter and be paid to the Participant in accordance with clauses 7.2 and 7.4 of these LTIC Plan Rules.

7.6          Upon the termination of employment of a Participant who is a member of the Executive Board or the Management Board, the Shares that have Vested and are held at the shareholders register of the Company shall, at the option of the Participant (or the legal personal representative of the deceased Participant), (i) be transferred into another current account as designated by the Participant to the Company or (ii) be sold and be paid to the Participant in accordance with clauses 7.2 and 7.4 of these LTIC Plan Rules. Such transfer or sale and the corresponding payment shall be executed after the lapse of the two-year period set out in clause 6.6 of these LTIC Plan Rules or as soon as possible thereafter.

7.7          The Company does not accept any liability with regard to the processing of any orders for any transactions regarding the Shares by the Participant in any way.

7.8          The Company is entitled to amend the procedure for transactions regarding the Shares from time to time at its absolute discretion. The Company will inform the Participant of any relevant change in the procedure.

7.9          The costs of any transactions regarding the Shares will be for the account of the Participant.

8             Regulatory restrictions and inside information

8.1          The Shares are stocks traded at the NYSE and Euronext stock exchanges in Amsterdam and New York and, consequently, are governed by laws and regulations with regard to inside information. No transactions (including but not limited to a sale of the Shares) regarding the Shares may be effected when the Participant has inside information. Inside information is defined as “knowledge of information which is specific, which directly or indirectly concerns the Company or the trade in AEGON securities, which has not been made public and which, if made public, could have a significant influence on the price of the AEGON securities”.

8.2          In any event, no transaction regarding the Shares may be effected during the following black-out periods:

(i)            two calendar months immediately preceding the publication of the Company’s annual report;

(ii)           twenty-one days immediately preceding the publication of the Company’s six-month results and the quarterly results or the announcement of any dividend or interim dividend; and

(iii)          any additional black-out periods mandatory for designated employees as announced by the Company’s Compliance Officer from time to time.

The periods referred to under (i) and (ii) will be announced annually.

8.3          The ban in clauses 6.6, 8.1 and 8.2 of these LTIC Plan Rules is not applicable in the event of a transaction regarding a Share that takes place at the Vesting Date to cover for any taxes, social insurance premiums and possible other deductions by the government due by the Participant in connection with the Vesting and/or the transfer of the Shares into its account, in accordance with clauses 6.3 and 6.4 of these LTIC Plan Rules.

8.4          The Participant must at all times comply with the applicable laws and regulations and the Company’s insider trading rules (the “AEGON N.V. Employee Insider Trading Rules” or the “AEGON N.V. Insider Trading Rules”, whichever applies to a Participant) as amended from time to time. These regulations include the requirement for Participants to notify any transactions within five days following such transaction (i) to the Company’s Compliance Officer and (ii) if the Participant qualifies as ‘designated insider’ according to the AEGON N.V. Insider Trading Rules, to the Dutch Authority for the Financial Markets (“AFM”). Both Grant and Vesting are considered transactions which require notification to the Company’s Compliance Officer and the AFM in accordance with the above insider dealing rules. In the event of any questions or doubts, the Participant should contact the Company’s Compliance Officer.

9             Additional conditions

9.1          The costs, legal mandatory tax deductions, social insurance premiums and possible other deductions by the government relating to the Grant or Vesting of the Shares (whether on the employee or on the employer) shall be for the account of the Participant and shall be deducted from the salary payment to the Participant or the pension payment to the Participant if possible. All expenses and costs in connection with the operation of these LTIC Plan Rules shall be borne by the Company.

9.2          The Shares that have been granted are strictly personal and the right to receive such Shares cannot be assigned or transferred in any way or in any other manner of passing of title. The Shares that have been conditionally granted but not been delivered and transferred cannot be pledged or encumbered in any other way. The Shares that may have been assigned, transferred, pledged or encumbered in any manner in contravention of this clause become null and void and will not be delivered or transferred to the Participant.

9.3          It is not allowed to hedge the Shares, for example by the selling or purchasing of options on Shares, whether or not marketable.

9.4          The Supervisory Board or its Designee has the absolute discretion to deviate from or to (i) change or amend any term or condition or other rules of these LTIC Plan Rules at any time in accordance with the Remuneration Policy/Plan Rules an (ii) make adjustments to the number of Shares that will Vest (‘Test of Reasonableness’) in case of significant and exceptional circumstances that are not (sufficiently) reflected in the Performance Indicators. The Supervisory Board may direct the Management Board or the management board of the relevant country unit or regional division to determine whether any further action is necessary or make the necessary adjustments. In the event a case or situation is presented which is not addressed nor anticipated by these LTIC Plan Rules, the Supervisory Board shall render a decision.

9.5          In the event of any changes in the capital structure of the Company between the Grant Date and the Vesting Date which results in an increase of the total share capital or a material change in the structure of the share capital or share premium of the Company and a change in the economic equivalence of the Shares, the Supervisory Board may at its absolute discretion adjust the number of conditionally granted Shares in accordance with customary anti-dilution market practice provisions.

9.6          Granting the Shares to the Participants according to these LTIC Plan Rules is restricted to the Plan Years.  Granting of Shares during any Plan Year is the absolute discretion of the authorized bodies of the Company referred to in clause 3.1 of these LTIC Plan Rules. Neither the Company nor any Subsidiary has any obligation to grant Shares in the future.

9.7          The Shares do not form part of the employment agreement of any Participant, nor grant Participants any employment rights or guarantee employment as an employee of the Company or a Subsidiary and no (future) rights or benefits can be obtained or implied other than as specifically set out in these terms and conditions.

9.8          If any provision in these LTIC Plan Rules is held to be invalid or unenforceable, no other provision of these LTIC Plan Rules will be affected thereby.

9.9          These LTIC Plan Rules are governed by Dutch Civil Law.

9.10        These LTIC Plan Rules shall apply as of January, 1 2010 will remain in force until the earlier of (i) any amendments are made to these Plan Rules or (ii) these LTIC Plan Rules are terminated by the Company. These LTIC Plan Rules will not be considered an amendment or adjustment of any long term incentive plans existing prior to January 1, 2010.